Exhibit (d)(28)

November 6, 2021

Marc Jones

Dear Marc:

I am pleased to offer you a position as Executive Vice President, Solar, with all of the duties, authorities and responsibilities commensurate with this role, for ADT Inc. (with its affiliates and successors, the “Company”, or “ADT”), and subject to approval by the Compensation Committee of the Board of Directors. This position will report to Jim DeVries, President and Chief Executive Officer and will be based in the Mandeville, Louisiana area.

Your employment will begin on a date to be mutually determined. Your compensation and benefits are described below.

Base Salary

You will receive a bi-weekly salary of $17,307.69 ($450,000 annualized) effective on your start date. This salary level will be reviewed on an annual basis and may be adjusted based on your performance and that of the Company.

Annual Incentive Plan

You will be eligible to participate in the Company’s annual incentive plan. Under this plan, your target bonus will equal to 70% of your annual base salary. Determination of actual award levels relative to the target bonus will be based on the Company’s financial performance as well as your individual contribution, and awards will be paid in accordance with the terms of the plan. For Fiscal Year 2021, the annual incentive award will be prorated based on your hire date.

Long Term Incentive Program

You will be eligible to participate in the annual long-term incentive program of ADT Inc. in 2022 at the time the Company makes such grants to employees. The current grant date target value for your annual award is $600,000 as approved by the Compensation Committee of the Board of Directors. You will receive more information about your awards detailing the terms and conditions after they have been granted and approved by the Compensation Committee.

Benefits

ADT offers a comprehensive benefits package including several choices in medical, dental, vision and disability programs as well as a variety of voluntary benefits. You will be eligible to participate in the benefits program effective the first of the month following 31 days of employment. You will receive additional information regarding your benefits during your Company New Hire Orientation. If you do not receive your benefits package within 31-days of your hire date, you should contact EmployeeAccess at 1-888-833-1839.

ADT Retirement Savings and Investment Plan (“RSIP,” or “401(k) Plan”)

You are eligible to participate in the 401(k) Plan from your date of hire. The 401(k) Plan provides for retirement savings through pre-tax and/or Roth employee contributions and a Company matching contribution. You will be fully vested in the Company matching contribution after three years of service.

ADT Supplemental Savings and Retirement Plan (“SSRP”)

In addition to the 401(k) Plan, the Company offers you another opportunity to save money on a tax-deferred basis above the IRS or Plan limits within the 401(k) Plan. Under this non-qualified program, you may defer a portion of your base salary and/or annual performance-based bonus and have the opportunity to receive distributions while still working for ADT. If you participate in the SSRP, you may receive Company contributions equal to the matching percentage rate you would be eligible to receive under the 401(k) Plan. Limited plan options are available during mid-year enrollments, while all options are available during annual enrollment, held each December for the upcoming Plan year. More details are available within your enrollment materials, which will be provided to you after your hire date.

Medical and/or Dental Plans

You will be eligible to participate in the Company-sponsored Medical and/or Dental plan, on a contributory basis, effective the first of the month following 31 days of employment with the Company. All of our benefit programs are reviewed annually and changes in plan design and/or employee contributions are the norm.

Executive Physical Program

You will be eligible to participate in the Company’s Executive Health Management Program. Information will be sent to you under separate cover.

Paid Time Off (PTO) and Holidays

You will be eligible for paid time off (PTO) in accordance with the Company PTO policy. You will be provided with details during new hire orientation. Additionally, you will be provided with a copy of this year’s holiday schedule.

Severance Plans

You will be eligible to participate in The ADT Inc. Severance Plan for U.S. Officers and Executives (“Severance Plan”) and The ADT Corporation Change in Control Severance Plan (“CIC Severance Plan”).

Non-Competition and Non-Solicitation

Non-Competition: In accepting this employment offer, and in consideration of this employment offer and/or the Company’s obligation and promise to provide you with ongoing access to confidential and propriety information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, you agree that, except as prohibited by law, during your employment with the Company and its parents, subsidiaries, or affiliates, and for the two (2) year period thereafter, you will not directly or indirectly, within the Restricted Areas, own, manage, operate, control (including indirectly through a debt or equity investment), provide services to, or be employed by, any person or entity engaged in any business that is competitive with (A) the line of business or businesses of the Company or its parents, subsidiaries or affiliates that you were employed with or for which you were providing services at any time during the twenty-four (24) months preceding the termination of your employment with the Company and its parents, subsidiaries, or affiliates (including any prospective business to be developed or acquired that was proposed at the date of termination), or (B) any other business of the Company or its parents, subsidiaries or affiliates with respect to which you had substantial exposure at any time during the twenty-four (24) months preceding the termination of your employment with the Company and its parents, subsidiaries, or affiliates.

Non-Solicitation: In accepting this employment offer, and in consideration of this employment offer, and/or the Company’s obligation and promise to provide you with ongoing access to confidential and proprietary information pertaining to its business operations and customers, and your promise and obligation not to use or disclose that information except in the course of performing your job duties, and to protect the Company’s good will and the stability of its workforce, you agree that, except as prohibited by law, during your employment with the Company and its parents, subsidiaries, or affiliates, and for the two (2) year period thereafter, you will not, within the Restricted Areas, directly or indirectly, on your own behalf or on behalf of another (i) solicit, recruit, aid, or induce any Employee of the Company or its parents, subsidiaries, or affiliates to leave their employment with the Company or its parents, subsidiaries, or affiliates in order to accept employment with or render services to another person or entity unaffiliated with the Company or its parents, subsidiaries, or affiliates, , or (ii) solicit, aid, or induce any Customer of the Company or its parents, subsidiaries, or affiliates to purchase goods or services then sold by the Company or its parents, subsidiaries, or affiliates from another person or entity, or assist or aid any other persons or entity in identifying or soliciting any such Customer, or (iii) otherwise interfere with the relationship of the Company or its parents, subsidiaries, or affiliates with any of their employees, customers, vendors, agents, or representatives.

Irreparable Injury and Injunctive Relief: You agree that irreparable injury will result to the Company, and its business, in the event of a breach by you of your covenants of non-competition and/or non-solicitation you have accepted as a condition of this employment offer. Therefore, in the event of a breach of this covenant, it is agreed that the Company will be entitled to any and all remedies and damages permitted under law, including, but not limited to, injunctive relief, equitable relief and compensatory damages. In the event of any dispute regarding enforcement of these covenants, you agree that you and the Company will be entitled to expedited document and deposition discovery in connection with any application for injunctive relief.

Representations and Acknowledgments:

No Impact on Sale of Business Covenants Executed by Employee: You acknowledge and understand that the covenants contained herein are separate and apart from any and all non-competition or other restrictive covenants you entered into in connection with the purchase transaction under which the Company purchased the company in which you had a substantial interest (the “Sale of Business Covenants”). The covenants contained herein in no way limit the Sale of Business Covenants, which instead apply in full according to their terms, and the covenants contained herein likewise apply in full according to their terms, and the Company has full rights to enforce any and all such covenants to the extent of the law.

Multistate Scope of Operations and Responsibility: You acknowledge and agree that (a) although you are and at the present time are contemplated to continue being based in Louisiana, the operations of the business you sold to the Company are spread throughout the United States, with ongoing and planned continued expansion, (b) that the operations of this line of business will continue to be national in scope as part of the operations of the Company, and (c) you and the Company both expect and intend that you will continue to have leadership and operational responsibilities that are national in scope during your employment with the Company.

Definitions:

“Restricted Areas” as used in the non-competition and customer non-solicitation restrictions referenced above means:

(a)     the geographic area comprised of the territories as to which Employee was responsible for managing or supervising or otherwise participating in the sales or operations of the Company or any of its parents, subsidiaries, or affiliates, at any time during the twenty-four (24) months preceding the termination of your employment with the Company and/or its parents, subsidiaries, or affiliates.

(b)     the counties or municipalities in which any Customer of the Company or any of its parents, subsidiaries, or affiliates is located.

(c)     if Employee is based in Louisiana and/or subject to Louisiana law, the Louisiana Parishes of Acadia, East Baton Rouge, Madison, St. Landry, Allen, East Carroll, Morehouse, St. Martin, Ascension, East Feliciana, Natchitoches, St. Mary, Assumption, Evangeline, Orleans, St. Tammany, Avoyelles, Franklin, Ouachita, Tangipahoa, Beauregard, Grant, Plaquemines, Tensas, Bienville, Iberia, Point Coupee, Terrebonne, Bossier, Iberville, Rapides, Union, Caddo, Jackson, Red River, Vermillion, Calcasieu, Jefferson, Richland, Vernon, Caldwell, Jefferson Davis, Sabine, Washington, Cameron, La Salle, St. Bernard, Webster, Catahoula, Lafayette, St. Charles, West Baton Rouge, Claiborne, Lafourche, St. Helena, West Carroll, Concordia, Lincoln, St. James, West Feliciana, DeSoto, Livingston, St. John the Baptist, and Winn.

“Employee(s)” means any person who was employed by the Company or its parents, subsidiaries, or affiliates during the twenty-four (24) month period prior to your last day of employment with the Company or its parents, subsidiaries, or affiliates (for any reason) whom you had direct contact for business purposes or whom you knew about because of your access to the Company’s confidential information or trade secrets.

“Customer(s)” means any person or business that you, directly or indirectly (e.g., through employees whom you directly or indirectly supervised), called upon, solicited, worked with, or became acquainted with at any time during the twenty-four months preceding the termination of your employment with the Company or its parents, subsidiaries, or affiliates (whether or not you had a relationship with such customer prior to your employment with the Company).

Severability; Successors

The covenants contained herein shall be deemed to consist of a series of separate covenants. If any separate covenant, term, or provision contained herein is found invalid or unenforceable, the parties intend and hereby agree that the offending covenant, term, or provision shall be severed or otherwise reformed so as to render it valid and enforceable to the maximum extent allowed by law and shall in no way affect any other covenant, term, or provision contained herein, which shall remain in full force and effect. Any non-solicitation and/or non-competition provision contained in this offer letter is expressly intended to benefit the Company (which includes all parents, subsidiaries, and/or affiliated entities as third-party beneficiaries) and its successors and assigns; and the parties expressly authorize the Company (including all third party beneficiaries) and its successors and assigns to enforce these provisions.

Superseding Clause:

You acknowledge and agree that this Offer Letter supersedes any and all prior agreements or understandings, whether written or oral, between the parties relating to your employment term, compensation, or compensation due upon termination, including but not limited to the Employment Agreement dated October 15, 2020, except that (i) in the event that you previously executed any agreement(s) with the Company pertaining to the ownership and assignment of intellectual property, new inventions, works for hire and/or similar subjects (“Intellectual Property Agreements”), such agreement(s) shall survive the execution of this Agreement and shall remain in full force and effect; provided, however, to the extent that the provisions of any such Intellectual Property Agreements conflict with or are duplicative of the provisions of this Agreement, the terms of this Agreement shall control, and (ii) to the extent that you have acknowledged an obligation of non-solicitation, non-competition or confidentiality for a period following your Date of Termination in any employment agreement, equity agreement, compensation plan or otherwise, then such obligation shall be incorporated herein by reference and shall remain in full force and effect.

Employment Relationship; Modification of Terms of Offer

Please be advised that neither this letter nor any statement made by ADT or its parents, subsidiaries, or affiliates is intended to be a contract of employment for a definite period of time. That means that the employment relationship established by this letter is “at will” and either you or ADT may terminate the employment relationship at any time and for any reason, with or without cause or notice. The Company may from time to time and in its own discretion, change the terms and conditions of your employment with or without notice.

Conditions of Employment

Your employment is contingent upon the following which will be described below in greater detail:

•	Execution of this offer letter

•	Successful completion of a background check

•	Successful completion of a drug test

•	Documentation of your identity and unrestricted legal authority to work in the United States

Additionally, your on-going employment will be conditioned upon: 1) compliance with your promises of non-solicitation; 2) execution of and on-going compliance with the Company’s Confidentiality and New Inventions Agreement; and 3) your acknowledgement of and compliance with the ADT Code of Conduct, which will be provided for your review during your first week of employment.

To indicate your acceptance of this offer, please return a signed copy of this letter to me. Once you have indicated your acceptance of this offer, you will receive an email from ADT with a link that you will need to access in order to provide additional information so that we may conduct your background investigation and drug screening.

After submitting your background investigation information, you will receive an email from Sterling Infosystems with a link to obtain your drug screening form. The Sterling Infosystem “ePassport” confirmation should be printed and brought with you to your chosen testing facility. Drug screening must be completed within 48 business hours of receipt of the drug testing instructions email. If you are not able to print the Sterling Infosystems “ePassport” confirmation, you may write down the confirmation/bar code and bring it with you to the drug testing facility which you have chosen.

The background investigation must be completed and cleared before your first day of employment. A Company representative will contact you to confirm your start date.

During your first three (3) business days of employment, you will be required to provide documentation that satisfies requirements of the Form I-9. Please note that this is a legal requirement under federal immigration laws.

Marc, I am excited about the prospect of your joining the ADT leadership team. Should you have any questions about any of the items indicated above, please call me.

Sincerely,

/s/ Harriet Harty
Harriet Harty
Senior Vice President & Chief Administrative Officer

I understand that neither this letter nor any statement made by the Company is intended to be a contract of employment for a definite period of time, and either the Company or I may terminate my employment relationship at any time and for any reason, with or without cause or notice. I hereby accept this offer of employment with the Company.

ACCEPTED:

/s/ Marc Jones
Marc Jones

November 6, 2021
Date